Mail Stop 3561

May 16, 2007

Jerry W. Throgmartin, Chief Executive Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, IN 46240

>   **Re: hhgregg, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 18, 2007**
>   **File No. 333-142181**

Dear Mr. Throgmartin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. In some places in your prospectus you use terms that are industry specific jargon. For example, you use the terms "inventory turns", "shrink result" and "Display Search." In other areas of your prospectus you use parenthetical phrases. For example, you use the parenthetical phrases "GDP", "EBITDA" and "CAGRs." Please replace these terms throughout your prospectus with language that will allow investors to understand the concept you are trying to convey.

3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, the number of shares being offered by selling shareholders and number being offered by you. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please note that when you file your pre-effective amendment, we may have additional comments at that time.

Front Cover of Prospectus

4. We note that you have listed six underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary, page 1

5. We note you use the non-GAAP measure of adjusted EBITDA on page 1 of the prospectus summary in the context of an important element in describing the company. We believe in most circumstances, presentation and discussion of non-GAAP data should be limited to selected financial data and management's discussion and analysis where it can be presented in a balanced discussion. It does not appear that your discussion on page 1 is "balanced" in this context since it does not present the limitations of the measure or comparable GAAP results. Please revise to relocate this disclosure or advise why the existing disclosure is most appropriate for investors. We may have additional comment.

6. On page 2 of the prospectus summary in the section about superior store economics you use the phrase "average four-wall EBITDA margins…" Please define what average four-wall EBITDA margins means. In addition, we have the same concern as expressed in the previous comment with respect to highlighting this measure in the summary section without a balanced discussion. Please either relocate this discussion or advise why you believe this is the most appropriate disclosure.

7. Revise to clarify that the summary highlights "material" rather than "selected" information. The summary is to contain a brief, concise description of all material information relevant to the company and the offering with a more detailed description in the body of the prospectus. Please revise. In addition, delete the defined terms identified in the latter part of the paragraph since they are clear from context. Delete similar information in other areas of your prospectus as applicable. See "The Recapitalization" on page 6.

8. We note that you have provided in several sections of your prospectus repetitive disclosures. For example, your disclosure "Competitive Strengths" on page 1 is identical to your disclosure on page 57 and your disclosure "Key Growth Initiatives" on page 3 is identical to your disclosure on page 58. In addition, you repeat some of the same information under "Our Company". Please revise throughout your prospectus to delete repetitive disclosures and to provide a concise, but thorough, presentation of the information in a logical order.

9. Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion that you are "a leading specialty retailer of premium video products, brand name appliances, audio products and accessories" and your statement that you "offer one of the most comprehensive brand and model selections of digital televisions and appliances in our industry." In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

10. We note your reference to reports issued by the Consumer Electronics Association and the Association of Home Appliance Manufactures. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study.

11. If you choose to highlight your company's strengths in the summary in a revised, condensed form, please balance that disclosure with a discussion of the principal challenges or risks facing the company.

Risk Factors, page 11

12. Refer to the introductory paragraph. Please eliminate the language indicating the risk factors listed below are not the only ones facing you and that additional risks not known to you or that you currently deem immaterial may also materially affect you. All material risks should be described. If risks are not deemed material, you should not reference them.

Our growth strategy depends in part on our ability to open…, page 11

13. Please revise your risk factor to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.

If new products are not introduced or consumers…, page 12

14. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- If new products are not introduced or consumers…, page 12
- Any failure of our information technology infrastructure, …page 15
- We do not currently intend to pay dividends…, page 17

Please note these are examples only. Review your entire risk factor section and revise as necessary.

If we are unable to retain key management, … page 14

15. Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example are any key personnel nearing retirement? As drafted this risk factor is generic.

Market and Industry Data and Forecasts, page 19

16. In the first paragraph, last sentence of the paragraph, you state in reference to information and statistics regarding the consumer electronic and home appliance industries that you "have not independently verified them and cannot guarantee their accuracy or completeness." You also make a similar statement in your second paragraph, last sentence, in reference to information included in the prospectus that you "cannot guarantee the accuracy or completeness of such information." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete these statements.

The Recapitalization, page 20

17. Please revise your disclosure to indicate the business purpose of the recapitalization. In this regard, please also revise your disclosures to indicate the business purposes of the IPO reorganization and the 2007 debt refinancing.

2007 Debt Refinancing, page 22

18. Please augment your disclosure to provide additional details concerning your tender offer and to make clear that the tender offer is only for your senior notes issued by your wholly owned subsidiary Greg Appliance. Further, please add a disclosure to this section that briefly summarizes the terms and manner by which your junior notes will be redeemed.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 31

19. Please revise to include a pro forma earnings per share amount and to show how the denominator was calculated.

20. Pro forma income statement adjustment 1 on page 35 discloses that the amounts presented do not include the effect of capitalized interest. Please revise to disclose the difference in the interest expense for which adjustment is claimed and the amount charged to the historical income statement. Alternatively, if this amount is immaterial you may disclose this fact.

21. Please expand the notes to the pro forma balance sheet to include a note which reconciles the long-term debt adjustment.

22. Please disclose the expected interest rate on the new term loan B and amended credit facility as well as whether such rates are expected to be fixed or variable. Further, please explain why the pro forma interest on the term loan B and credit facility for the 12 months ended December 31, 2006 is significantly higher than the 12 months ended March 31, 2006.

23. Tell us whether you received a commitment with respect to the Term loan B. If not, tell us why the interest rate you present is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

24. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that you industry has experienced attractive CAGRs over the past several years. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and

- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

25. In the fourth paragraph of the Overview section on page 41 you use the discuss "CAGR's." Please revise to define this term.

26. Your critical accounting policy discussion of SFAS 123 R contains a reference to Note 6 in the financial statements. It appears you mean Note 7. Please revise or advise.

Management, page 67

27. For Messrs. Geiger, Roth and Rullman, please revise your disclosure to describe the type of business conducted by Freeman Spogli & Co. and each of the directors' duties for Freeman Spogli & Co.

Compensation Discussion and Analysis, page 70

28. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

29. We note your disclosure that the compensation committee of the board directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 84

30. We note that you have stated that some of your transactions with related parties were on terms that are no less favorable to you than from non-affiliates. Please disclose for all your related party transactions whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

31. Please disclose the services that W. Gerald Throgmartin provides in exchange for the consulting fees.

Purchase of Land, page 86

32. Please disclose the terms of the promissory note.

Principle and Selling Stockholders, page 89

33. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Freemen Spogli & Co., the California State Teachers' Retirement System and A.S.F. Co-Investment Partners II, L.P. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual.

Financial Statements

General

34. Please revise to include the audited financial statements of hhgregg, Inc. We believe their financial statements should include a balance sheet including a description of any obligations and equity securities authorized. Please also include the reason operating statements are not included.

35. Please revise to update the financial statements to include the audited financial statements for both the registrant and Gregg Appliances, Inc. as of March 31, 2007.

Consolidated Statements of Cash Flows, page F-6

36. Please revise the statement of cash flows to reflect the fact that the proceeds on sale (purchase) of land held for sale is a related party transaction.

Note (4) – Debt, page F-13

37. We note the disclosure in the next to last paragraph of Note 4 that discloses the guarantee of HHG and discloses they are a wholly owned subsidiary with no substantial assets or operations. You also disclose that the guarantee is full and unconditional and that you have no other subsidiaries. Rule 3-10(e)(4) of Regulation S-X requires condensed consolidating financial information in these circumstances unless the exception in Note 2 to paragraph (e) applies. Please tell us why you believe the exception applies or revise as appropriate.

Note (15) – Restructuring and Asset Impairment Charges, page F-21

38. We note you disclosure concerning asset impairments. We presume that the related fixed assets were held for sale or abandoned and that fair value was determined with the expectation of future sale or the equipment was written down to zero. Please advise us and revise your notes accordingly.

Interim Financial Statement, page F-24
Note 5 – Stock Based Compensation, page F-30

39. We note that you issued options to acquire 203,000 shares at an exercise price of $11.70. We may have further comments regarding your calculation of the intrinsic value of these options pending the determination of the offering price.

Signatures, II-5

40. Please amend your filing to include your controller/principal accounting officer's signature.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ann F. Chamberlain, Esq.
       Bingham McCutchen LLP